Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Files Form 20-F and

Letter from the Chairman

NEW YORK—(MARKETWIRE)—July 31, 2015—China Metro-Rural Holdings Limited (the “Company” or “CNR”) (NYSE MKT: CNR) today announced the filing of its 2015 annual report on Form 20-F for the fiscal year ended March 31, 2015 with the Securities and Exchange Commission (“SEC”) and the following letter was from the Chairman:

Dear Shareholders,

Thank you for your continued support. Due to the hard work of our management and staff, and their vigorous efforts handling challenges that have risen during this time, we have completed the fiscal year ended March 31, 2015. The global economy was affected by the instability of Europe’s political circumstances and weakened economy. China’s economy was slowing down and it is predicted that the PRC Government will continue to purse certain fiscal and monetary policies to sustain growth in 2015.

Despite these uncertainties, we have laid a solid foundation thus far and have been well positioned financially and operationally to capture upcoming opportunities and are well prepared to tackle challenges arising to us.

We are one of the leading developers and operators of large scale, integrated agricultural logistics and trade centres in China that facilitate trading between sellers and buyers of agricultural commodities and other commodities, as well as providing a comprehensive range of value-adding facilities. Over the past years, CNR has also developed an additional line of business which is engaged in rural-urban migration and city re-development.

Our first project development took place in Tieling City, Liaoning Province back in March 2008. It has a planned total gross floor area of up to approximately 4.1 million square meters upon completion. This project incorporates both commercial buildings and agricultural-specialized markets. With its grand opening in the fall of 2009, the attraction of investments has been on-going. We have been given continued support from local government authorities in nurturing the development of the agricultural sector, increasing farmers’ income and stabilizing farming villagers’ living standards. We have also developed projects in other cities of the PRC, namely Dezhou, Zhoukou and Hengyang. The Dezhou project is under our brand name of “Northeast Logistics City”, whereas the Zhoukou and Hengyang projects are under brand name of “China Glorious City”.

In order to maximize shareholders’ value and enhance corporate governance, we initiated certain changes in the formation of the Board of Directors, where three non-executive directors have retired and two executive directors have resigned during the fiscal year ended March 31, 2015. These changes will help to streamline the structure of the Board and enhance effectiveness and efficiency in both leadership and management. This Board will focus on formulating and implementing effective internal control measures and foster new business plans with a view to bringing about continuous growth. We look forward to capturing new business opportunities ahead and to maximize shareholders’ value as an on-going effort.

Yours sincerely,

Sio Kam Seng

Chairman of the Board and

Chief Executive Officer

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com